UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For December 30, 2025

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

Energys Group Limited (Nasdaq: ENGS) received a letter on December 30, 2025 (the “Determination Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the minimum market value of the Company’s listed security (the “MVLS”) was below the required MVLS of $35 million for the past 30 consecutive business days and, as a result, the Company did not comply with Listing Rule 5550(b)(2) (the “Rule”). Nasdaq calculates the Company’s MVLS based upon the most recent total shares outstanding multiplied by the closing bid price.

In accordance with Listing Rule 5810(c)(3)(C), the Company is provided 180 calendar days, or until June 29, 2026, to regain compliance with the Rule.

The Determination Letter stated:

“If at any time during this compliance period, the Company’s MLVS closes at $35 million or more for a minimum of ten consecutive business days, [the staff] will provide the Company written confirmation of compliance and the matter will be closed.”

In the event the Company does not regain compliance with the Rule prior to the expiration of the compliance period, it will receive written notification from Nasdaq that its securities are subject to delisting. In the event that occurs, the Company may appeal the delisting determination to a hearings panel.

Forward-Looking Statements

Matters discussed in this Report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this Report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1	Letter from Nasdaq dated December 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 6, 2026	ENERGYS GROUP LIMITED

/s/ Kevin Cox
Kevin Cox
Chief Executive Officer and Director